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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Advanced Magnetics, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    00753P103
                                    ---------
                                 (CUSIP Number)

                                  June 1, 2005

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great Point Partners, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

 Number of          5.         SOLE VOTING POWER
  Shares
Beneficially
 Owned by           6.         SHARED VOTING POWER
   Each                        1,685,652
 Reporting
  Person            7.         SOLE DISPOSITIVE POWER


                    8.         SHARED DISPOSITIVE POWER
                               1,685,652

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,685,652

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         16.65%

12.      TYPE OF REPORTING PERSON
         OO

                                       2

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biomedical Value Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, U.S.A.

 Number of       5.         SOLE VOTING POWER
  Shares                    835,074
Beneficially
 Owned by        6.         SHARED VOTING POWER
   Each
 Reporting       7.         SOLE DISPOSITIVE POWER
  Person                    835,074

                 8.         SHARED DISPOSITIVE POWER


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         835,074

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.36%

12.      TYPE OF REPORTING PERSON
         PN

                                       3

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biomedical Offshore Value Fund, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

 Number of       5.         SOLE VOTING POWER
  Shares                    850,578
Beneficially
 Owned by        6.         SHARED VOTING POWER
   Each
 Reporting       7.         SOLE DISPOSITIVE POWER
  Person                    850,578

                 8.         SHARED DISPOSITIVE POWER


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         850,578

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.51%

12.      TYPE OF REPORTING PERSON
         CO

                                       4

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Jeffrey R. Jay, M.D.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

 Number of      5.       SOLE VOTING POWER
  Shares                 63,156
Beneficially
 Owned by       6.       SHARED VOTING POWER
   Each                  1,685,652
 Reporting
  Person        7.       SOLE DISPOSITIVE POWER
                         63,156

                8.       SHARE DISPOSITIVE POWER
                         1,685,652

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,748,808

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         17.25%

12.      TYPE OF REPORTING PERSON
         IN

                                       5

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ITEM 1(A)  NAME OF ISSUER:

           Advanced Magnetics, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           61 Mooney Street
           Cambridge, MA 02138

ITEM 2(A)  NAME OF PERSON FILING:

           Great Point Partners, LLC
           Biomedical Value Fund, L.P.
           Biomedical Offshore Value Fund, Ltd.
           Dr. Jeffrey M. Jay, M.D.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           2 Pickwick Plaza
           Suite 450
           Greenwich, CT 06830

ITEM 2(C)  CITIZENSHIP:

         Great Point Partners, LLC ("Great Point") is a Delaware limited liability company. Biomedical Value Fund, L.P. ("BVMF") is a Delaware limited partnership. Biomedical Offshore Value Fund, Ltd. ("BOVF") is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands. Dr. Jeffrey M. Jay ("Dr. Jay") is a citizen of the United States.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(E)  CUSIP NUMBER:

           00753P103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable.

                                       6

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ITEM 4. OWNERSHIP (A) THROUGH (C)

         BMVF owns in the aggregate 835,074 shares of Common Stock, consisting of 698,232 shares of Common Stock and warrants to purchase 136,842 shares of Common Stock. Such shares, in the aggregate, constitute 8.36% percent of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF disclaims beneficial ownership of any securities owned by BOVF or Dr. Jay.

         BOVF owns in the aggregate 850,578 shares of Common Stock, consisting of 710,578 shares of Common Stock and warrants to purchase 140,000 shares of Common Stock. Such shares, in the aggregate, constitute 8.51% percent of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF disclaims beneficial ownership of any securities owned by BMVF or Dr. Jay.

         Dr. Jay owns in the aggregate 63,156 shares of Common Stock, consisting of 52,630 shares of Common Stock and warrants to purchase 10,526 shares of Common Stock. Such shares, in the aggregate, constitute 0.64% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

         Great Point is the investment manager of each of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this Schedule 13G shall not be deemed to be an admission that they are the beneficial owners of such securities.

         The information in items 1 and 5 through 8 on the cover pages of this
Schedule 13G is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

                                       7

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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       8

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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 9, 2005


                            GREAT POINT PARTNERS, LLC

                            Signature:         /s/  Dr. Jeffrey R. Jay, M.D.
                                          ----------------------------------
                                          By Dr. Jeffrey R. Jay, M.D.,
                                             as senior managing member

                            BIOMEDICAL VALUE FUND L.P.

                            Signature:         /s/  Dr. Jeffrey R. Jay, M.D.
                                          ----------------------------------
                                          By Great Point Partners, LLC,
                                             as general partner,
                                          By Dr. Jeffrey R. Jay, M.D.,
                                             as senior managing member

                            BIOMEDICAL OFFSHORE VALUE FUND, LTD.

                            Signature:         /s/  Dr. Jeffrey R. Jay, M.D.
                                          ----------------------------------
                                          By Great Point Partners, LLC,
                                             as investment manager,
                                          By Dr. Jeffrey R. Jay, M.D.,
                                             as senior managing member

                            DR. JEFFREY R. JAY, M.D.

                            Signature:       /s/  Dr. Jeffrey R. Jay, M.D.
                                           ----------------------------------

                                       9


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                                                                       Exhibit A

                             JOINT FILING STATEMENT

         The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 9, 2005


                                GREAT POINT PARTNERS, LLC

                                Signature:        /s/  Dr. Jeffrey R. Jay, M.D.
                                             ----------------------------------
                                             By Dr. Jeffrey R. Jay, M.D.,
                                                as senior managing member

                                BIOMEDICAL VALUE FUND L.P.

                                Signature:        /s/  Dr. Jeffrey R. Jay, M.D.
                                             ----------------------------------
                                             By Great Point Partners, LLC,
                                                as general partner,
                                             By Dr. Jeffrey R. Jay, M.D.,
                                                as senior managing member

                                BIOMEDICAL OFFSHORE VALUE FUND, LTD.

                                Signature:        /s/  Dr. Jeffrey R. Jay, M.D.
                                             ----------------------------------
                                             By Great Point Partners, LLC,
                                                as investment manager,
                                             By Dr. Jeffrey R. Jay, M.D.,
                                                as senior managing member

                                DR. JEFFREY R. JAY, M.D.

                                Signature:       /s/  Dr. Jeffrey R. Jay, M.D.
                                             ----------------------------------

                                       10